                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 3)*


                              ACORN PRODUCTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   004857 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

MICHAEL E. CAHILL, ESQ.                    JOHN B. FRANK
MANAGING DIRECTOR AND GENERAL COUNSEL      MANAGING DIRECTOR AND GENERAL COUNSEL
THE TCW GROUP, INC.                        OAKTREE CAPITAL MANAGEMENT, LLC
865 SOUTH FIGUEROA STREET, SUITE 1800      333 SOUTH GRAND AVENUE, 28TH FLOOR
LOS ANGELES, CALIFORNIA 90017              LOS ANGELES, CALIFORNIA  90071
(213) 244-0000                             (213)  830-6300
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JULY 6, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subjec t of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 15 Pages)


----------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                       ----------------------------
CUSIP NO.  004857 10 8                             PAGE  2   OF   15  PAGES
           ------------                                 ----     -----

----------------------------                       ----------------------------

=========== ====================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The TCW Group, Inc.
=========== ====================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) /X/

=========== ====================================================================
     3       SEC USE ONLY


=========== ====================================================================
     4       SOURCE OF FUNDS*

             OO
=========== ====================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           / /

=========== ====================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Nevada
========================= =====================================================
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           3,162,049
     OWNED BY
       EACH
    REPORTING
   PERSON WITH
                  ======= ======================================================
                     8    SHARED VOTING POWER

                          -0-
                  ======= ======================================================
                     9    SOLE DISPOSITIVE POWER

                          3,162,049
                  ======= ======================================================
                    10    SHARED DISPOSITIVE POWER

                          -0-
=========== ====================================================================
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,162,049
=========== ====================================================================
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

=========== ====================================================================
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             52.5%
=========== ====================================================================
    14       TYPE OF REPORTING PERSON*

             HC, CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------                       ----------------------------
CUSIP NO.  004857 10 8                             PAGE  3   OF   15   PAGES
           ------------                                 ----     -----

----------------------------                       ----------------------------

=========== ====================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Robert A. Day
=========== ====================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) /X/

=========== ====================================================================
     3       SEC USE ONLY


=========== ====================================================================
     4       SOURCE OF FUNDS*

             OO
=========== ====================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           / /

=========== ====================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
========================= =====================================================
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           -0-
     OWNED BY
       EACH
    REPORTING
   PERSON WITH
                  ======= ======================================================
                     8    SHARED VOTING POWER

                          -0-
                  ======= ======================================================
                     9    SOLE DISPOSITIVE POWER

                          -0-
                  ======= ======================================================
                    10    SHARED DISPOSITIVE POWER

                          -0-
=========== ====================================================================
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0-
=========== ====================================================================
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

=========== ====================================================================
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
=========== ====================================================================
    14       TYPE OF REPORTING PERSON*

             IN; HC
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------                       ----------------------------
CUSIP NO.  004857 10 8                             PAGE  4   OF   15   PAGES
           ------------                                 ----     -----

----------------------------                       ----------------------------

=========== ====================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Trust Company of the West
=========== ====================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) /X/

=========== ====================================================================
     3       SEC USE ONLY


=========== ====================================================================
     4       SOURCE OF FUNDS*

             OO
=========== ====================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           / /

=========== ====================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
========================= =====================================================
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           1,013,473
     OWNED BY
       EACH
    REPORTING
   PERSON WITH
                  ======= ======================================================
                     8    SHARED VOTING POWER

                          -0-
                  ======= ======================================================
                     9    SOLE DISPOSITIVE POWER

                          1,013,473
                  ======= ======================================================
                    10    SHARED DISPOSITIVE POWER

                          -0-
=========== ====================================================================
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,013,473
=========== ====================================================================
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

=========== ====================================================================
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.8%
=========== ====================================================================
    14       TYPE OF REPORTING PERSON*

             CO; BK
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------                       ----------------------------
CUSIP NO.  004857 10 8                             PAGE  5   OF   15   PAGES
           ------------                                 ----     -----

----------------------------                       ----------------------------

=========== ====================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TCW Asset Management Company
=========== ====================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) /X/

=========== ====================================================================
     3       SEC USE ONLY


=========== ====================================================================
     4       SOURCE OF FUNDS*

             OO
=========== ====================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           / /

=========== ====================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
========================= =====================================================
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           -0-
     OWNED BY
       EACH
    REPORTING
   PERSON WITH
                  ======= ======================================================
                     8    SHARED VOTING POWER

                          2,148,576
                  ======= ======================================================
                     9    SOLE DISPOSITIVE POWER

                          -0-
                  ======= ======================================================
                    10    SHARED DISPOSITIVE POWER

                          2,148,576
=========== ====================================================================
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,148,576
=========== ====================================================================
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

=========== ====================================================================
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             35.7%
=========== ====================================================================
    14       TYPE OF REPORTING PERSON*

             CO; IA
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------                       ----------------------------
CUSIP NO.  004857 10 8                             PAGE  6   OF   15   PAGES
           ------------                                 ----     -----

----------------------------                       ----------------------------

=========== ====================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TCW Special Credits
=========== ====================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) /X/

=========== ====================================================================
     3       SEC USE ONLY


=========== ====================================================================
     4       SOURCE OF FUNDS*

             OO
=========== ====================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           / /

=========== ====================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
========================= =====================================================
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           -0-
     OWNED BY
       EACH
    REPORTING
   PERSON WITH
                  ======= ======================================================
                     8    SHARED VOTING POWER

                          2,148,576
                  ======= ======================================================
                     9    SOLE DISPOSITIVE POWER

                          -0-
                  ======= ======================================================
                    10    SHARED DISPOSITIVE POWER

                          2,148,576
=========== ====================================================================
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,148,576
=========== ====================================================================
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

=========== ====================================================================
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             35.7%
=========== ====================================================================
    14       TYPE OF REPORTING PERSON*

             PN; IA
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------                       ----------------------------
CUSIP NO.  004857 10 8                             PAGE  7   OF   15   PAGES
           ------------                                 ----     -----

----------------------------                       ----------------------------

=========== ====================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TCW Special Credits Fund III
=========== ====================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) /X/

=========== ====================================================================
     3       SEC USE ONLY


=========== ====================================================================
     4       SOURCE OF FUNDS*

             OO
=========== ====================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           / /

=========== ====================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
========================= =====================================================
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           660,036
     OWNED BY
       EACH
    REPORTING
   PERSON WITH
                  ======= ======================================================
                     8    SHARED VOTING POWER

                          -0-
                  ======= ======================================================
                     9    SOLE DISPOSITIVE POWER

                          660,036
                  ======= ======================================================
                    10    SHARED DISPOSITIVE POWER

                          -0-
=========== ====================================================================
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             660,036
=========== ====================================================================
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

=========== ====================================================================
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.0%
=========== ====================================================================
    14       TYPE OF REPORTING PERSON*

             PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------                       ----------------------------
CUSIP NO.  004857 10 8                             PAGE  8   OF   15   PAGES
           ------------                                 ----     -----

----------------------------                       ----------------------------

=========== ====================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TCW Special Credits Fund IIIb
=========== ====================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) /X/

=========== ====================================================================
     3       SEC USE ONLY


=========== ====================================================================
     4       SOURCE OF FUNDS*

             OO
=========== ====================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           / /

=========== ====================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
========================= =====================================================
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           625,988
     OWNED BY
       EACH
    REPORTING
   PERSON WITH
                  ======= ======================================================
                     8    SHARED VOTING POWER

                          -0-
                  ======= ======================================================
                     9    SOLE DISPOSITIVE POWER

                          625,988
                  ======= ======================================================
                    10    SHARED DISPOSITIVE POWER

                          -0-
=========== ====================================================================
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             625,988
=========== ====================================================================
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

=========== ====================================================================
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             10.40%
=========== ====================================================================
    14       TYPE OF REPORTING PERSON*

             PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------                       ----------------------------
CUSIP NO.  004857 10 8                             PAGE  9   OF   15   PAGES
           ------------                                 ----     -----

----------------------------                       ----------------------------

=========== ====================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TCW Special Credits Trust IIIb
=========== ====================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) /X/

=========== ====================================================================
     3       SEC USE ONLY


=========== ====================================================================
     4       SOURCE OF FUNDS*

             OO
=========== ====================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           / /

=========== ====================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
========================= =====================================================
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           447,124
     OWNED BY
       EACH
    REPORTING
   PERSON WITH
                  ======= ======================================================
                     8    SHARED VOTING POWER

                          -0-
                  ======= ======================================================
                     9    SOLE DISPOSITIVE POWER

                          447,124
                  ======= ======================================================
                    10    SHARED DISPOSITIVE POWER

                          -0-
=========== ====================================================================
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             447,124
=========== ====================================================================
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

=========== ====================================================================
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.4%
=========== ====================================================================
    14       TYPE OF REPORTING PERSON*

             OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------                       ----------------------------
CUSIP NO.  004857 10 8                             PAGE  10  OF   15   PAGES
           ------------                                 ----     -----

----------------------------                       ----------------------------

=========== ====================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Oaktree Capital Management, LLC
=========== ====================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) /X/

=========== ====================================================================
     3       SEC USE ONLY


=========== ====================================================================
     4       SOURCE OF FUNDS*

             WC
=========== ====================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           / /

=========== ====================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
========================= =====================================================
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           -0-
     OWNED BY
       EACH
    REPORTING
   PERSON WITH
                  ======= ======================================================
                     8    SHARED VOTING POWER

                          1,149,500
                  ======= ======================================================
                     9    SOLE DISPOSITIVE POWER

                          -0-
                  ======= ======================================================
                    10    SHARED DISPOSITIVE POWER

                          1,149,500
=========== ====================================================================
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,149,500
=========== ====================================================================
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

=========== ====================================================================
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.1%
=========== ====================================================================
    14       TYPE OF REPORTING PERSON*

             IA; OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------                       ----------------------------
CUSIP NO.  004857 10 8                             PAGE  11  OF   15  PAGES
           ------------                                 ----     -----

----------------------------                       ----------------------------

=========== ====================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             OCM Principal Opportunities Fund, L.P.
=========== ====================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) /X/

=========== ====================================================================
     3       SEC USE ONLY


=========== ====================================================================
     4       SOURCE OF FUNDS*

             WC
=========== ====================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           / /

=========== ====================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
========================= =====================================================
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           -0-
     OWNED BY
       EACH
    REPORTING
   PERSON WITH
                  ======= ======================================================
                     8    SHARED VOTING POWER

                          1,149,500
                  ======= ======================================================
                     9    SOLE DISPOSITIVE POWER

                          -0-
                  ======= ======================================================
                    10    SHARED DISPOSITIVE POWER

                          1,149,500
=========== ====================================================================
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,149,500
=========== ====================================================================
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

=========== ====================================================================
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.1%
=========== ====================================================================
    14       TYPE OF REPORTING PERSON*

             PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                   PAGE  12  OF   15  PAGES
                                                        ----     -----

         This Amendment No. 3 amends and supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the "Schedule 13D") of The TCW Group, Inc. ("TCW"), Robert A. Day, Trust Company of the West, TCW Asset Management Company, TCW Special Credits, TCW Special Credits Fund III, TCW Special Credits Fund IIIb, TCW Special Credits Trust IIIb, Oaktree Capital Management, LLC ("Oaktree") and OCM Principal Opportunities Fund, L.P. ("Oaktree Fund") filed with the Securities and Exchange Commission on July 3, 1997 and amended by Amendment No. 1 filed on December 17, 1997 and Amendment No. 2 filed on July 15, 1999, relating to the common stock, par value $0.001 per share (the "Common Stock") of Acorn Products, Inc., a Delaware corporation (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND

         Paragraph 3 of Item 2 (excluding the beginning paragraph listing the entities on whose behalf the Schedule 13D is filed) is hereby amended and restated as follows:

         On July 6, 2001, Societe Generale S.A., a company incorporated under the laws of France ("SG"), acquired approximately 51% of the equity securities and 80% of the voting rights of TCW pursuant to an Amended and Restated Acquisition Agreement and Plan of Recapitalization, dated as of April 11, 2001, among TCW, SG, Societe Generale Asset Management, S.A., a company incorporated under the laws of France, Marc I. Stern as the Stockholders' Representative, the holders of common stock, par value US$1.00 per share, of TCW party thereto, and the holders of phantom stock of TCW party thereto. As a result of the acquisition by SG, Robert A. Day no longer is deemed to control TCW or share voting or dispositive power within TCW, and has thus ceased to be a beneficial owner of any securities of the Issuer and is no longer a Reporting Person.

         With the exception of Oaktree and the Oaktree Fund, the Reporting Persons together with TCW's other direct and indirect subsidiaries, collectively constitute The TCW Group, Inc. business unit (the "TCW Business Unit"). The TCW Business Unit is primarily engaged in the provision of investment management services. As of July 6, 2001, the ultimate parent company of TCW is SG. The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit.

         SG, for purposes of the federal securities laws, may be deemed ultimately to control TCW and the TCW Business Unit. SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except the TCW Business Unit), may beneficially own shares of the securities of the Issuer to which this schedule relates (the "Shares") and such Shares are not reported in this statement. In accordance with Securities and Exchange Commission ("SEC") Release No. 34-39538 (January 12, 1998), and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of Shares beneficially owned by the TCW Business Unit. The Reporting Persons disclaims beneficial ownership of Shares beneficially owned by SG and any of SG's other business units.

         Under the list of Executive Officers and Members of Oaktree in paragraph (vi) under the heading "(a) - (c) & (f)", the acting title of Kenneth Liang is hereby amended and restated to read as "Managing Director" and the following person is added to the list of Executive Officers at the end of such list: "John B. Frank - Managing Director and General Counsel".

                                                   PAGE  13  OF   15  PAGES
                                                        ----     -----

ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER

         Item 5(a) is hereby amended by deleting Paragraph 5 of Item 5(a) in its entirety (which paragraph relates to Mr. Day's deemed beneficial ownership in the Shares).

         Item 5(e) is hereby amended by deleting the phrase "Not applicable" and inserting the phrase "See Item 2" in its place.

                                                   PAGE  14  OF   15  PAGES
                                                        ----     -----

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of July 6, 2001.

THE TCW GROUP, INC.

/s/LINDA D. BARKER
---------------------------------------------------------
Linda D. Barker
Authorized Signatory



ROBERT A. DAY

/s/ LINDA D. BARKER
---------------------------------------------------------
Linda D. Barker
Under Power of Attorney dated November 6, 2000, on file
With Schedule 13G for Retek, Inc., dated November 8, 2000



TRUST COMPANY OF THE WEST

/s/ KENNETH LIANG
---------------------------------------------------------
Kenneth Liang
Authorized Signatory



TCW ASSET MANAGEMENT COMPANY

/s/ KENNETH LIANG
---------------------------------------------------------
Kenneth Liang
Authorized Signatory



TCW SPECIAL CREDITS

/s/ KENNETH LIANG
---------------------------------------------------------
Kenneth Liang
Authorized Signatory

                                                   PAGE  15  OF   15  PAGES
                                                        ----     -----

TCW SPECIAL CREDITS FUND III

/s/ KENNETH LIANG
---------------------------------------------------------
Kenneth Liang
Authorized Signatory



TCW SPECIAL CREDITS FUND IIIb

/s/ KENNETH LIANG
---------------------------------------------------------
Kenneth Liang
Authorized Signatory



TCW  SPECIAL CREDITS TRUST IIIb

/s/ KENNETH LIANG
---------------------------------------------------------
Kenneth Liang
Authorized Signatory



OAKTREE CAPITAL MANAGEMENT, LLC

/s/ KENNETH LIANG
---------------------------------------------------------
Kenneth Liang
Managing Director



OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By:  Oaktree Capital Management, LLC
Its: General Partner

/s/ KENNETH LIANG
---------------------------------------------------------
Kenneth Liang
Managing Director